SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of October 2019

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English))

Clarendon House

Church Street

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F  ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Credicorp Ltd. announces the appointment of new

Chief Executive Officer of Pacifico Seguros

Lima, PERU, October 22nd, 2019 – Credicorp (NYSE: BAP) informs that the Board of Directors of its insurance subsidiary, Pacifico Cia de Seguros y Reaseguros, in its session held on October 22nd, 2019, accepted the resignation of Mr. Alvaro Correa, Pacifico Seguros’ Chief Executive Officer, and appointed Mr. Cesar Rivera as new Chief Executive Officer.

Mr. Alvaro Correa, as Deputy Chief Executive Officer of Credicorp, will continue to oversee two Lines of Business: Insurance & Pensions and Investment Banking & Wealth Management. By focusing on this role, Mr. Correa will be able to directly manage the consolidation of the Insurance & Pensions businesses and to foster growth on the Health Business in partnership with Banmedica / UHG. On the Investment Banking and Wealth Management line of business, Mr. Correa will focus on accelerating the structural upgrade of the operational business model and capturing growth opportunities in Wealth and Asset Management in the region.

Mr. Cesar Rivera, who is now Deputy CEO of Pacifico Seguros, has worked at Credicorp since 1999. Prior to his current position leading the P&C and Life business units, he had been CEO of Pacifico Vida until its merger with Pacifico Peruano Suiza. Mr. Rivera holds a bachelor’s degree in Industrial Engineering from Universidad de Piura as well as an MBA from ESAN, and has participated in the Executive Development program at Wharton School.

The aforementioned resolutions will be effective as of January 1st, 2020.

About Credicorp

Credicorp Ltd. (NYSE: BAP) is the leading financial services holding company in Peru with presence in Chile, Colombia and Bolivia. Credicorp has a diversified business portfolio organized into four lines of business: Universal Banking, through Banco de Credito del Peru - BCP and Banco de Credito de Bolivia; Microfinance, through Mibanco and Encumbra; Insurance & Pension Funds, through Grupo Pacifico and Prima AFP; and Investment Banking & Wealth Management, through Credicorp Capital, Wealth Management at BCP and Atlantic Security Bank.

For further information please contact the IR team:

investorrelations@credicorpperu.com.pe

Investor Relations

Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 22, 2019

CREDICORP LTD. (Registrant)

By:	/s/ Miriam Böttger
Miriam Böttger
Authorized Representative